Mail Stop 6010   April 25, 2008

Michael S. Weiss
Chairman and Chief Executive Officer
Keryx Biopharmaceuticals, Inc.
750 Lexington Avenue
New York, NY 10022

> **Re: Keryx Biopharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 18, 2008**
> **File No. 0-30929**

Dear Mr. Weiss:

    We have completed our review of your proxy statement and have no further comments at this time. Please contact Song Brandon at (202) 551-3621 with any questions.

                                            Sincerely,

                                            Jeffrey Riedler
                                            Assistant Director

cc: Mark F. McElreath, Esq.
        Matthew W. Mamak, Esq.
        Altston & Bird LLP
        90 Park Avenue
        New York, NY 10016